File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

August 25, 2004

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock Code: 2883)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2004

Financial Highlights

- **Turnover increased 25.1% to RMB1,796.7 million**
- **Profit from operations improved 12.5% to RMB423.7 million**
- **Profit attributable to shareholders surged 38.6% to 453.1 million**

The Board of Directors (the "Board") of China Oilfield Services Limited ("we" or "COSL") is pleased to announce that the unaudited consolidated results of COSL and its subsidiaries (the "Group") for the six months ended June 30, 2004 together with those of the first half of 2003 are as follows:

FINANCIAL RESULTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended June 30, 2004

		Six months ended June 30,	
		2004	**2003**
		(unaudited)	*(unaudited)*
	Notes	*RMB'000*	*RMB'000*
Turnover		1,796,699	1,435,998
Other revenues		16,490	2,360
Operating expenses			
Depreciation of property, plant and equipment		(331,983)	(294,809)
Employee compensation costs		(292,239)	(236,914)
Repair and maintenance costs		(48,378)	(39,771)
Consumption of supplies, materials, fuel, services and others		(517,195)	(353,867)
Operating lease expenses		(95,519)	(51,274)
Other selling, general and administrative expenses		(30,424)	(28,469)
Other operating expenses		(73,727)	(56,611)
Total operating expenses		(1,389,465)	(1,061,715)
Profit from operations		423,724	376,643

	Notes	Six months ended June 30, 2004 (unaudited) RMB'000	2003 (unaudited) RMB'000
Finance costs			
Exchange gain/(losses), net		283	(1,139)
Interest expenses		—	(1)
Interest income		11,776	6,412
		12,059	5,272
Share of profits of jointly-controlled entities		43,006	29,061
Profit before tax		478,789	410,976
Tax	4	(25,656)	(84,136)
Net profit from ordinary activities attributable to shareholders		453,133	326,840
Proposed special interim dividend	5	91,493	49,142
Earnings per share - Basic	6	11.34 cents	8.18 cents

NOTES TO INTERIM FINANCIAL STATEMENTS

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

The registered office of COSL is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

In the opinion of the Board, the ultimate holding company is China National Offshore Oil Corporation.

As at June 30, 2004, COSL had direct or indirect interests in the following subsidiaries and jointly-controlled entities:

Name of entity	Place and date of incorporation/ establishment	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Directly held subsidiaries:				
Lico International Inc	United States of America November 2, 1994	100%	US$100,000	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Island March 19, 2003	100%	US$1	Investment holding
Indirectly held subsidiaries:				
COSL (Labuan) Company Limited	Malaysia April 11, 2003	100%	US$1	Provision of drilling services in Indonesia

Name of entity	Place and date of incorporation/ establishment	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
COSL Services Southeast Asia (BVI) Limited	British Virgin Island May 29, 2003	100%	US$1	Investment holding
Jointly-controlled entities:				
China-France Bohai Geoservices Co., Ltd. ("China-France")	Tianjin, PRC November 30, 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC October 25, 1984	60%*	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC — OTIS")	Tianjin, PRC April 14, 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging — Atlas")	Guangdong, PRC May 10, 1984	50%	US$2,000,000	Provision of logging services
China offshore Thales Geo Solutions (Tianjin) Company Ltd. ("China Offshore Thales")	Tianjin, PRC August 24, 1983	50%	US$1,720,000	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC September 7, 1993	50%	RMB1,036,000	Provision of drilling fluids services

* In the opinion of the Board, COSL does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying interim financial statements are prepared under the historical cost convention, and in accordance with Statement of Standard Accounting Practice ("SSAP") No.25 "Interim Financial Reporting".

The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended December 31, 2003.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2004 is as follows:

	Drilling 2004 *(unaudited) RMB'000*	**Well services 2004** *(unaudited) RMB'000*	**Marine support and transportation 2004** *(unaudited) RMB'000*	**Geophysical 2004** *(unaudited) RMB'000*	**Total 2004** *(unaudited) RMB'000*
TURNOVER					
Sales (including intersegment)	843,828	403,664	367,374	238,591	1,853,457
Less: Intersegment sales	45,471	9,336	1,951	—	56,758
Total sales to external customers	798,357	394,328	365,423	238,591	1,796,699
PROFIT FROM OPERATIONS					
Segment results	253,669	64,931	48,334	56,790	423,724

An analysis of the Group's turnover and operating results by principal activity for the six months ended June 30, 2003 is as follows:

	Drilling 2003 *(unaudited) RMB'000*	**Well services 2003** *(unaudited) RMB'000*	**Marine support and transportation 2003** *(unaudited) RMB'000*	**Geophysical 2003** *(unaudited) RMB'000*	**Total 2003** *(unaudited) RMB'000*
TURNOVER					
Sales (including intersegment)	649,082	280,013	303,441	232,678	1,465,214
Less: Intersegment sales	17,029	11,635	552	—	29,216
Total sales to external customers	632,053	268,378	302,889	232,678	1,435,998
PROFIT FROM OPERATIONS					
Segment results	248,196	24,819	56,977	46,651	376,643

4. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, COSL is subject to enterprise income tax at the rate of 33%.

In 2003, the application by COSL as an advanced technology enterprise for tax purposes was approved and COSL's enterprise income tax rate for the period from October 1, to December 31, 2002 (being the period after the restructuring of COSL into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from October 1, to December 31, 2002 was recorded by COSL for the period ended June 30, 2003. In accordance with the prevailing tax rules in the PRC, the eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under PRC accounting principles.

During the period, COSL's application to reduce its enterprise income tax rate from 33% to 15% for the fiscal year 2003 (being the period from January 1, 2003 to December 31, 2003) as an advanced technology enterprise was approved by the tax authority. As such, a tax refund of RMB129 million relating to the fiscal year 2003 was recorded by COSL in the current period.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of COSL for the six months ended June 30, 2004.

COSL's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Six months ended June 30,	
	2004	**2003**
	(unaudited)	*(unaudited)*
	RMB'000	*RMB'000*
Hong Kong profits tax:	—	—
Overseas income taxes:		
Current income taxes	49	120
Deferred income taxes	—	—
PRC corporate income tax:		
Current income taxes	190,077	128,422
Tax refund	(128,907)	(45,532)
Deferred income taxes	(44,226)	(4,199)
Share of tax attributable to:		
Jointly-controlled entities	8,663	5,325
	25,656	84,136

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which COSL and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are as follows:

	Six months ended June 30,			
	2004		2003	
	(unaudited)		*(unaudited)*	
	RMB'000	%	*RMB'000*	%
Profit before tax	478,789		410,976	
Tax at the statutory tax rate of 33% (2003: 33%)	158,000	33.0	135,622	33.0
Lower tax rates for special provinces or local authority	(8,290)	(1.7)	(7,502)	(1.8)
Tax refund	(128,907)	(26.9)	(45,532)	(11.0)
Expenses not deductible for tax	4,853	1.0	1,548	0.3
Total tax charge at the Group's effective rate	25,656	5.4	84,136	20.5

5. DIVIDENDS

In accordance with the articles of association of COSL, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The Board has proposed to pay a special interim dividend of RMB2.29 cents (2003: RMB1.23 cents) per share for the six months ended June 30, 2004. The date of special dividend distribution will be on November 25, 2004. The proposed special interim dividend for the period is subject to the approval of COSL's shareholders at the upcoming shareholders' extraordinary general meeting.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended June 30, 2004 of approximately RMB453,133,000 (2003: RMB326,840,000) and the weighted average of approximately 3,995,320,000 (2003: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended June 30, 2004 and the six months ended June 30, 2003 have not been calculated because no diluting events existed during these periods.

BUSINESS REVIEW

Drilling Services

We drilled a total of 126 wells in the first half of 2004, an increase of 29 wells over that of the same period of 2003. 94 of the wells were drilled in the Bohai Bay area, 21 were drilled in South China Sea and 11 were drilled offshore Indonesia. Of the wells drilled, 93 were development wells, an increase of 36 wells compared to 57 wells during the same period of 2003. 33 of the wells drilled were exploration wells, a decrease of seven wells compared to 40 wells during the same period of 2003.

As of June 30, 2004, we operated 13 drilling rigs (including one newly leased drilling rig). Eight of the rigs operated in the Bohai Bay area, two operated in Western South China Sea, two performed assignments in Eastern South China Sea and one was deployed offshore Indonesia.

Market demand for our drilling rigs remained strong in the first half of 2004. During this period, our drilling rigs operated for a total of 2,300 days, representing an increase of 543 days compared to the corresponding period last year. Operating days for our jack-up rigs increased by 339 days, while operating days for our semi-submersible rigs increased by 204 days compared to the same period of 2003. Average utilization rate rose to 100% in the first six months of 2004 from 93.8% in the first six months of 2003. Average day rate for our drilling rigs amounted to US$35,284/day in the first half of 2004, up 1.0% compared to the same period of 2003, and up 1.6% compared to the whole year of 2003. Day rate for our jack-up rigs averaged US$31,871/day, representing an increase of 1.0% compared to the same period of 2003 and an increase of 1.2% compared to the whole year of 2004. Average day rate for our semi-submersibles was US$46,249/day, representing a 16.1% decrease compared to the corresponding period in 2003 and a 7.7% decrease compared to the whole year of 2003. The decrease in average day rate of semi-submessibles was primarily because Nanhai 2 provided platform support for 159 operating days in the first half of 2004. The day rate normally charged for platform support services is approximately 60% of our standard drilling day rate.

Apart from drilling operations, our well workover services also recorded noticeable growth. We completed well workover jobs of 3,400 days/team in the first half of 2004, compared to 3,036 days/team we completed during the same period of 2003. Well workover services brought in revenues of RMB113 million in the first half of 2004, an increase of 98% compared to RMB57 million in the same period of 2003. Our development work for ConocoPhillips China generated additional profits of RMB26 million, while the project for Santa Fe Energy Resources of China contributed RMB20 million to our turnover.

In regard to the construction of a drilling rig that is capable of drilling in water depths of up to 400 feet, the commissioned shipyard is currently reviewing its design plans and preparing materials for the construction. In addition, in July 2004, we signed a contract with Singapore KS Tech Limited to purchase a second-hand jack-up drilling rig.

We completed nine assignments under our Integrated Project Management (IPM) program in the first half of 2004, five assignments more than that of the same period in 2003. These assignments involved a total contract amount of RMB430 million, compared to RMB201 million in the same period in 2003.

Well Services

Our well services achieved strong growth, benefiting again from the dynamic exploration and development activities in the offshore China market, and from the introduction of new technologies and tools into our logging, directional drilling and cementing assignments. Turnover from well services in the first half of 2004 amounted to RMB394.3 million, an

increase of RMB125.9 million, or 46.9%, compared to RMB268.4 million during the same period in 2003. However, the growth in turnover was slower than the increase in work volume, as we mainly provided well services in shallower parts of Bohai Bay during the first half of 2004.

Logging

We completed 294 logging trips in the first half of 2004, an increase of 126 trips, from 168 trips in the same period of 2003. Turnover from logging services increased by 21.8% to RMB95 million, from RMB78 million in the corresponding period in 2003.

Drilling Fluids

We provided drilling fluids services for a total of 170 wells in the first half of 2004, an increase of 91 wells, compared to 79 wells in the same period of 2003. Turnover generated from drilling fluids services climbed 15.5%, from RMB71 million in the first half of 2003, to RMB82 million in the first half of 2004.

Directional Drilling

In the first half of 2004, we performed directional drilling services on 109 wells, an increase of 67 wells compared to 42 wells in the same period of 2003. Turnover from directional drilling services in the first half of 2004 amounted to RMB81 million, compared to RMB48 million in the same period of 2003. Apart from an increase in work activity, this 68.8% increase was attributable to the higher rate we charged for the services of an extended-drill well, which was equipped with the logging-while drilling (LWD) technology.

Cementing

In the first half of 2004, we completed cementing services on 137 wells, representing an increase of 82 wells, compared to 55 wells in the first half of 2003. Turnover generated from cementing services was RMB89 million, a solid 71.2% growth over RMB52 million in the same period of 2003. This increase was primarily attributable to a rise in cementing work volume in development wells. The Santa Fe and McGee production wells, which adopted our improved cement slurries system, also contributed to the increase.

Other Well Services

Other well services generated a turnover of RMB47 million in the first half of 2004, representing an increase of RMB29 million compared to RMB18 million in the first half of 2003. This increase was primarily attributable to a higher volume of downhole service activities, which accounted for RMB24 million in the turnover increase. Income generated from our Data Totalization Services (DTS) was also higher than the same period in 2003.

Marine Support and Transportation Services

We added a total of four new vessels to our fleet in the respective months of January, March and April, 2004 with a view of satisfying the customer demand for our marine support vessels. As of June 30, 2004, we owned 62 marine support vessels of various types. We also owned five oil tankers as of the same date.

With the expansion of our fleet and a decrease in vessel repair days, total operating days increased from 9,257 days in the first half of 2003 to 10,495 days in the first half of 2004. Utilization rate of our marine support vessels averaged 98.9%, compared to 96.0% over the same period of 2003.

During the first half of 2004, our oil tankers transported a total of 605,894 tons of oil, representing an increase of 22,494 tons, or 3.9%, compared to 583,400 tons in the same period of 2003.

During the first half of 2004, our Nanhai 220 standby vessel performed services in Saudi Arabia.

Geophysical Services

Seismic Services

In the first half of 2004, we collected 1,381 km^2 and 19,589 km of 3D and 2D seismic data, respectively. We achieved a 9.5% growth in 3D seismic data collection activity compared to 1,261 km^2 in the same period of 2003. 2D seismic data collection fell by 12.9%, from 22,481 km in the same period of 2003. This decline primarily resulted from our decrease in operating days in North America.

We processed 6,628km of 2D seismic data and 744 km^2 of 3D data during the first half of 2004. 2D seismic data processing activities decreased by 1,891 km from 8,519 km during the same period of 2003. 3D seismic data processing recorded a decline of 313 km^2 from 1,057 km^2 during the same period of 2003, mainly due to a decrease in seismic data processing activities in the Bohai Bay area.

Survey Services

We own and operate a fleet of three marine geotech survey vessels. The vessels mainly provided survey services in the Bohai Bay, East China Sea and Eastern South China Sea in the first half of 2004. Turnover from these services totaled RMB39 million, representing a decrease of RMB16 million, or 29.1%, compared to RMB55 million in the same period of 2003. The decrease was mainly due to a decline in offshore and onshore survey activities in the first half of 2004.

FINANCIAL REVIEW

Turnover

Turnover for the first half of 2004 was RMB1,796.7 million, an increase of RMB360.7 million, or 25.1%, over that of the corresponding period of 2003. The increase in turnover was attributable to a considerable increase in turnover from drilling services and well services, and a moderate increase in turnover from marine support and transportation services and geophysical services.

Turnover from drilling services increased by RMB166.3 million, or 26.3%, to RMB798.4 million in the first half of 2004, compared to RMB632.1 million in the same period of 2003. This increase was primarily due to a substantial increase in drilling activity we conducted, the addition of a jack-up rig to our fleet in the first half of 2004, as well as the high utilization rate of our semi-submersibles. There was also an increase in our well workover services during the first half of 2004.

Turnover from well services amounted to RMB394.3 million in the first half of 2004, an increase of RMB125.9 million, or 46.9%, over turnover of RMB268.4 million in the first half of 2003. Turnover from this segment of business was rather significant, owing largely to a substantial increase in well services activities we performed in the first half of 2004. We were also able to charge higher prices in certain logging, directional drilling and cementing assignments by using latest technologies and tools.

Turnover from marine support and transportation services increased by 20.6%, from RMB302.9 million in the first half of 2003 to RMB365.4 million in the first half of 2004. This RMB62.5 million increase which primarily resulted from an increase of 1,238 total operating days following the deployment of our newly-build marine support vessels.

In the first half of 2004, turnover from geophysical services was RMB238.6 million, representing an increase of RMB5.9 million, or 2.5%, compared to RMB232.7 million in the same period of 2003. The increase was mainly due to an increase in 3D data collection activities compared to the same period of 2003.

Other Revenues

For the first half of 2004, other revenues increased by RMB14.1 million to RMB16.5 million compared to the corresponding period of 2003, the majority of which came from insurance payouts.

Operating Expenses

For the six months ended June 30, 2004, total operating expenses were RMB1,389.5 million, representing an increase of RMB327.8 million, or 30.9%, compared to RMB1,061.7 million in the same period of 2003. This increase was mainly due to an increase in depreciation costs, employee compensation costs, repair and maintenance costs, costs related to consumption of supplies, materials, fuel, services and others, and operating lease expenses. Depreciation of property, plant and equipment increased by RMB37.2 million, mainly due to the expansion of our fleet and the acquisition of related drilling equipment. Employee compensation costs increased by RMB55.3 million, primarily due to the addition of personnel and work hours driven by our higher business volume in the first half of 2004. Costs related to the consumption of supplies, materials, fuel, services and others were RMB163.3 million higher compared to the same period of 2003, largely due to an increase in material consumption driven by higher business volume. Metal price increases in the second half of 2003 also contributed to this increase. In the first half of 2004, we leased a drilling rig, a set of Reservoir Characterization Instrument (RCI) to boost precision level of our logging data, and certain marine support vessels to complement increased marine support and transportation

activity. All these led to a RMB44.2 million increase in operating lease expenses compared to the same period of 2003. Other selling, general and administrative expenses increased by RMB17.1 million over the same period last year, mainly due to increased expenses related to the research and development of new technologies and employee traveling expenses.

In the first six months of 2004, drilling services operating expenses increased by RMB163.2 million, or 42.5%, to RMB547.1 million, from RMB383.9 million in the same period of 2003. Depreciation costs rose by RMB17.3 million, mainly due to modifications and acquisition of equipment for drilling rigs including Nanhai 1, Nanhai 5 and Nanhai 6. The addition of personnel for drilling services, which was driven by the higher volume of drilling activities, resulted in an increase of RMB29.2 million in employee compensation costs. Repair and maintenance costs increased by RMB5.4 million, primarily attributable to the maintenance and modifications performed for our drilling rigs, including Bohai 10 and Bohai 12. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB69.3 million, mainly due to an increase in business activities and metal price increases in the second half of 2003. Operating lease expenses increased by RMB28.9 million, mainly due to the leasing of a drilling rig. Increased business travel-related expenses led to a RMB12.1 million increase in other selling, general and administrative expenses.

In the first half of 2004, well services operating expenses for the first half of 2004 increased by RMB92.5 million, or 37.8%, to RMB337.4 million, from RMB244.9 million in the first half of 2003. This increase was due to the addition of personnel driven by overall higher volume of oilfield services activities, which led to an increase of RMB5.7 million in employee compensation costs. Costs related to the consumption of supplies, materials, fuel services and others increased by RMB70.5 million compared to the same period of 2003, largely due to an increase in business activities and project subcontracting expenses. Operating lease expenses rose by RMB13.2 million, primarily attributable to the lease of a set of RCI to enhance precision of our logging data.

Operating expenses for marine support and transportation services in the first six months of 2004 were RMB317.2 million, representing an increase of RMB71.0 million, or 28.8%, compared to RMB246.2 million during the same period of 2003. This increase was attributable to depreciation costs of RMB14.8 million for the addition of newly-build marine support vessels. The addition of personnel driven by our fleet expansion led to an increase of RMB12.8 million in employee compensation costs. Costs related to the consumption of supplies, materials, fuel, services and others increased by RMB24.2 million, which reflected the higher volume of business activities and the installation of new parts to some of our vessels during the first half of 2004. Operating lease expenses increased by RMB12.2 million compared to the same period of 2003, mainly because we leased two marine support vessels to accommodate high business volume.

Geophysical services operating expenses increased slightly by RMB1.2 million, or 0.6%, from RMB186.7 million in the first half of 2003 to RMB187.9 million in the first half of 2004. This increase was largely due to a RMB2.7 million rise in depreciation costs attributable to the new assets we acquired. Other selling, general and administrative expenses increased by RMB1.8 million, mainly attributable to fees payable to foreign agencies. The addition of personnel led to an increase of RMB7.6 million in employee compensation costs.

Offsetting these increases, operating lease expenses fell by RMB10.0 million compared to the same period of 2003, mainly due to the increase in business activities in South China Sea, where our customers were responsible for the leasing of convoy vessels. As such, we incurred fewer costs related to the leasing of convoy vessels.

Profit from Operations

For the first half of 2004, profit from operations increased by RMB47.1 million, or 12.5%, to RMB423.7 million, from RMB376.6 million in the first half of 2003. Well services contributed RMB64.9 million to this increase, with operating profit increasing RMB40.1 million, or 161.6%, compared to the same period of 2003. Operating profit from geophysical services was RMB56.8 million, representing an increase of RMB10.1 million, or 21.6%, compared to the same period last year. Drilling services brought in operating profit of RMB253.7 million in the first half of 2004, representing an increase of RMB5.5 million, or 2.2%, over that of the same period of 2003. Operating profit from marine support and transportation services fell by RMB8.6 million, or 15.1%, to RMB48.3 million.

Financing Gain /Loss

We recorded a financing gain of RMB12.1 million in the first half of 2004, representing an increase of RMB6.8 million compared to RMB5.3 million in the same period of 2003. This increase was mainly because our interest income from cash deposits increased by RMB5.4 million and our exchange gain increased by RMB1.4 million.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities increased by 47.8%, from RMB29.1 million in the first half of 2003 to RMB43.0 million in the first half of 2004. This RMB13.9 million increase consists of an increase of RMB4.2 million in profit from our interest in China Offshore Thales GeoSolutions (Tianjin) Company Limited, and a RMB9.7 million increase in profit from our interest in China Nanhai-Magcobar Mud Corporation Limited.

Profit before Tax

Our profit before tax increased by RMB67.8 million, or 16.5%, from RMB411.0 million in the first half of 2003 to RMB478.8 million in the first half of 2004, mainly due to the growth in our well services segment.

Taxes

In the first half of 2004, we paid taxes of RMB25.7 million, compared to RMB84.1 million in the same period in 2003. We enjoyed tax incentives granted to advanced technology enterprises in 2003. As a result, we received a tax refund of RMB128.9 million, which we applied towards our tax expenses for the first half of 2004. We applied a similar tax refund of RMB45.5 million to our tax expenses in the first half of 2003.

Profit after Tax

In the first half of 2004, our profit after tax increased by RMB126.3 million, or 38.6%, to RMB453.1 million, compared to RMB326.8 million over the same period in 2003. This increase was mainly attributable to a RMB83.4 million increase in profit after tax following the tax incentive we enjoyed for 2003, as well as from our operations in the first half of 2004.

Cash and Cash Equivalents

As at June 30, 2004, our cash and cash equivalent balances were RMB2,138.4 million, representing a decrease of RMB60.2 million over cash and cash equivalents of RMB2,198.6 million at December 31, 2003. During the first half of 2004, we invested RMB595.6 million in capital expenditures, purchased RMB130.0 million of government debt securities and distributed RMB90.7 million as a final dividend payment for 2003. A large part of the above cash outflows was offset by a cash inflow of RMB712.0 million from operating activities.

Distribution

For the first half of 2004, we propose to declare a special interim dividend of RMB91.5 million. We paid a special interim dividend of RMB49.0 million for the first half of 2003.

SUPPLEMENTARY INFORMATION

Corporate Governance

The interim results have been reviewed by our Board's audit committee which consists of three independent non-executive directors. The Committee has reviewed the accounting principles and practices adopted by us, and has also discussed auditing, internal control and financial reporting matters.

Code of Best Practice

In the opinion of our Board, we complied with the Code of Best Practice as set out in Appendix 14 of the HKSE's Listing Rules throughout the accounting period covered by our interim report.

Closure of Register of Members

Our Register of Members will be closed from September 28, 2004 (Tuesday) to October 28, 2004 (Thursday) (both dates inclusive). In order to qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with our share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on September 27, 2004 (Monday).

Purchase, Disposal and Redemption of Our Listed Securities

Neither we nor our subsidiaries purchased, disposed of or redeemed any of our listed securities during the first six months of 2004.

Disclosure of Information on the HKSE's Website

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the HKSE's website (http//www.hkex.com.hk) and our website (http://www.cosl.com.cn) in due course.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, August 24, 2004

As at the date of this announcement, the Board comprises seven members: Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang as independent non-executive directors.

Notice of Extraordinary General Meeting

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited will be held on October 28, 2004 (Thursday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the distribution of 2004 special interim dividend.

2. To consider and approve the resolution regarding the cap amount of connected transactions from January 1, 2005 until December 31, 2007.

By way of Special Resolutions:

3. To approve the resolution regarding the amendment of the articles of association of COSL and to authorise the Board to file these amendments with the relevant departments of the People's Republic of China upon approval.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF COSL

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, China Oilfield Services Limited intends to make corresponding amendments to Articles 75, 97, 102, 118 and 138. The proposals are as follows:

Article 75

The existing Article 75 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall have one (1) vote.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 97

The existing Article 97 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different classes may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 96 hereof.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 102

The existing Article 102 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman of the board and vice chairman (or vice chairmen) of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board and vice chairman (or vice chairmen) of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of their terms.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Any person who has been appointed by the board of directors to fill up the temporary vacancy in the board of directors or to be an additional director shall serve a term lasting until the date of next annual shareholders' general meeting and may serve consecutive terms if re-elected upon the expiration of his term.

Not more than 2 persons of the chairman of the board, vice chairman (or vice chairmen) of the board and executive directors of the Company may be senior management staff (chairman of the board, vice chairman and executive director) of the controlling organizations.

Directors need not be the shareholders of the Company."

Article 118

In this Article, " ... are eight vice presidents" be amended to "... are certain vice presidents". Other content shall remain unchanged.

Article 138

The existing Article 138 be deleted in its entirety and replaced with the following:

"A director, a supervisor, the general manager, a deputy general manager or other senior management staff of the Company shall not direct any of his associates (which shall have the same meaning as in the Listing Rules) to do such things or take such actions that such director, supervisor, general manager, deputy general manager or other senior management staff is not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, August 24, 2004

Notes:

(1) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited on October 28, 2004 (Thursday) and representative of China National Offshore Oil Corporation, as holder of COSL domestic shares, are entitled to attend and vote at the EGM.

(2) Shareholders who intend to attend the meeting must complete and return the written replies for attending the meeting to the Office of COSL in Hong Kong by facsimile or by post no later than 8 October 2004 (Friday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong

Tel: (852) 2213 2502
Fax: (852) 2525 9322

(3) Shareholder of COSL who has the right to attend and vote at the meeting are entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(4) COSL's Register of Member will be closed from September 28, 2004 (Tuesday) to October 28, 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 27, 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of COSL.

Computershare Hong Kong Investor Services Limited's address is as follows:

Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(6) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

Please also refer to the published version of this announcement in The Standard.

[For immediate release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Announces 2004 Interim Results

Highlights

- **Turnover increased by 25.1% to RMB 1,796.7 million**
- **Profit from operations increased by 12.5% to RMB 423.7 million**
- **Profit attributable to shareholders surged by 38.6% to RMB 453.1 million**
- **Proposed special interim dividend per share of RMB 2.29 cents**

Financial Highlights

	For the six months ended June 30		Change
	2004 **RMB million**	2003 RMB million	(%)
Turnover	**1,796.7**	1,436.0	**+25.1**
Profit from Operations	**423.7**	376.6	**+12.5**
Profit attributable to shareholders	**453.1**	326.8	**+38.6**
Earnings per share (Basic)	**RMB11.34 cents**	RMB8.18 cents	**+38.6**

[August 24, 2004 – Hong Kong] China Oilfield Services Limited ("COSL"; stock code: 2883), the leading oilfield services provider in the offshore China market, announced its interim results for the six months ended June 30, 2004. For the first half of 2004, COSL's total turnover increased by 25.1% to RMB 1,796.7 million. Turnover for COSL's four business segments, drilling services, well services, marine support and transportation services and geophysical services, were RMB 798.4 million, RMB 394.3 million,
RMB 365.4 million and RMB 238.6 million, respectively. Among the four business segments, well services recorded a significant growth of 46.9% in turnover. Total profit from operations grew by 12.5% to RMB 423.7 million. Overall profit attributable to shareholders amounted to RMB 453.1 million, representing an increase of 38.6%.

The Board of Directors recommended a special interim dividend of RMB 2.29 cents per share for the six months ended June 30, 2004, subject to the approval of the extraordinary general meeting of the shareholders scheduled for October 28, 2004.

Mr. Yuan Guangyu, CEO and President of COSL, stated, "The exploration and development activities offshore China remain active. The demand for drilling activities and well services increased substantially in the first half of 2004. Apart from the strong demand for our oilfield services, the increased rate in directional drilling, logging and cementing assignments also contributed to the turnover growth. Together with the introduction of new technologies and tools, which enhanced our operational efficiency and utilization rate, we are delighted to have achieved the impressive interim results."

- Cont'd -

Turnover from drilling services increased by 26.3% to RMB 798.4 million (2003: RMB 632.1 million) in the first half of 2004. During the period under review, market demand for drilling activities increased substantially. While the number of exploration wells fell by 17.5%, to 33 wells (2003: 40 wells) in the first half of 2004, the number of development wells drilled increased by 63.2%, to 93 wells (2003: 57 wells) during the same period. The drilling rigs operated for a total of 2,300 days, an increase of 543 days compared to the same period last year. Average utilization rate were approximately 100% in first half of 2004.

The Company's well services achieved strong growth in the first half of 2004. Turnover from well services amounted to RMB 394.3 million, representing an increase of RMB 125.9 million, or 46.9%, compared to the turnover of RMB 268.4 million in the same period of 2003. This remarkable growth was due to the dynamic exploration and development activities in offshore China, as well as the introduction of latest technology and tools in the operation assignments. However, the growth in turnover of well services was slower than the increase in work volume, as most of the well services concentrated in the shallower part of Bohai Bay during the period under review.

Turnover from marine support and transportation services surged by 20.6% to RMB 365.4 million in the first half of 2004 (2003: RMB 302.9 million). During the period under review, a total of four new vessels were added to COSL's fleet to satisfy the expanding customer demand for marine support vessels. Average utilization rate for the Company's marine support vessels averaged 98.9%, which was slightly higher than the 96.0% in the same period of 2003.

Turnover from geophysical services recorded a moderate increase of RMB 238.6 million in the first half of 2004 (2003: RMB 232.7 million). This 2.5% increase was mainly due to the growth in 3D seismic data collection activities.

COSL's application to reduce its enterprise income tax rate from 33% to 15% for the fiscal year 2003 as a high and new technology company was approved by the relevant tax authorities in China, which resulted in a tax refund of RMB 129 million.

Owing to the increase in depreciation costs, labor costs, repair and maintenance costs and other operational costs, COSL's total operating expenses in the first half of 2004 amounted to RMB 1,389.5 million, representing an increase of 30.9% over the same period last year. Nevertheless, in the first half of 2004, the Company enjoyed a 12.5% increase in operating profit.

Mr. Yuan concluded, "The momentum of exploration and development activities in offshore China is expected to remain robust. We also expect the utilization rates of our fleet will remain at a high level. We will continue to enhance our operational efficiency and overall competitiveness through the introduction of new technologies and tools and reducing our operating expense. We remain optimistic about our operations offshore China and our prospects overseas."

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns 13 drilling rigs including 10 jack-ups and 3 semi-submersibles and operates one leased jack-up rig. It offers well services that include logging, drilling fluids, cementing, directional drilling and other well services.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 62 offshore support vessels, and also owns and operates 5 oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6185
Fax: 2136 6068
Email: katietsui@iprasia.com.hk